Exhibit 99.1

Youxin Technology Ltd Receives Nasdaq Notifications Regarding Minimum Bid and Market Value of Listed Securities Requirements

Guangzhou, China, August 15, 2025 — Youxin Technology Ltd (Nasdaq: YAAS) (the “Company” or “Youxin Technology”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced that it received two staff determination notices (the “Notice(s)”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on August 13, 2025. The Notices notify the Company that it is not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq, and pursuant to Listing Rule 5550(b)(2), it is required to maintain a minimum Market Value of Listed Securities (“MVLS”) of $35 million for continued listing on the Nasdaq Capital Market (the “MVLS Requirement”).

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Notices have no immediate effect on the listing of the Company’s Class A ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “YAAS”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until February 9, 2026 (the “Bid Price Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Bid Price Compliance Period, the closing bid price per share of the Company’s Class A ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by February 9, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a compliance period of 180 calendar days, or until February 9, 2026 (the “MVLS Compliance Period”), to regain compliance with Nasdaq’s MVLS Requirement. If at any time during the MVLS Compliance Period, the Company’s MVLS is at least $35 million for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. If the Company fails to regain compliance within the MVLS Compliance Period, the Company would have the right to a hearing before an independent panel. The hearing request would stay any suspension or delisting action pending the conclusion of the hearing process.

The Company’s business operations are not affected by the receipt of the Notices. The Company intends to take all reasonable measures available to regain compliance under the Nasdaq Listing Rules and to remain listed on Nasdaq.

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using its cloud-based SaaS product and PaaS platform to develop, use and control business applications without the need to purchase complex IT infrastructure. Youxin Technology provides a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications. The Company’s products allow mid-tier brand retailers to use offline direct distribution to connect the management team, distributors, salespersons, stores, and end customers across systems, apps, and devices. This provides retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

For more information, please contact:

Youxin Technology Ltd.

Investor Relations Department

Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com